Exhibit 2.4

MAGYAR ÁLLAMVASUTAK RÉSZVÉNYTÁRSASÁG

HUNGARIAN TELEPHONE AND CABLE CORP.

AGREEMENT

for the sale and purchase of

a certain portion of the issued share capital of

PANTEL TÁVKÖZLÉSI ÉS KOMMUNIKÁCIÓS RÉSZVÉNYTÁRSASÁG

DATED: 14 July 2004

	CONTENTS

1.	Definitions	3

2.	Sale And Purchase Of The Sale Shares	5

3.	Consideration	5

4.	Conditions Precedent	5

5.	Completion And Payment Of Consideration	7

6.	Warranties	8

7.	Updating To Completion	9

8.	Limitations On Warranty Claims	10

9.	Guarantees	12

10.	Whole Agreement	13

11.	Announcements And Confidentiality	13

12.	Notices	14

13.	General	14

14.	Termination	15

15.	Governing Law And Arbitration	15

Schedule 1: Seller’s Warranties

Schedule 2: Particulars of the Subsidiaries

Schedule 3: Declaration

Schedule 4: Consideration

THIS AGREEMENT (the “Agreement”) is made on 14 July 2004 BETWEEN:

(1)	MAGYAR ÁLLAMVASUTAK RÉSZVÉNYTÁRSASÁG, a company incorporated and existing under the laws of the Republic of Hungary, having its registered office at 1062 Budapest, Andrássy út 73-75, Hungary (the “Seller” or “MÁV”); and

(2)	HUNGARIAN TELEPHONE AND CABLE CORP., a legal entity established and existing under the laws of the state of Delaware, the United States of America, whose registered office is at 1201 Third Avenue, Suite 3400, Seattle, Washington WA 98101-3034, the United States of America (the “Purchaser” or “HTCC”).

RECITALS:

(A)	PanTel Távközlési és Kommunikációs Részvénytársaság (the “Company”) is a private company limited by shares incorporated and existing under the laws of the Republic of Hungary.

(B)	The Seller is the owner of 10.07% (being 3,020,000 ordinary registered shares) of the Shares.

(C)	The other shareholders are Pansource B.V., a legal entity established and existing under the laws of the Netherlands (“Pansource”) and PTInvest International LLC, a legal entity established and existing under the laws of the state of Delaware, the United States of America (“PTInvest”).

(D)	Pansource B.V. is the owner of 75.19% of the Shares (the “Pansource Shares”) and PTInvest is the owner of 14.74% of the Shares (the “PTInvest Shares”).

(E)	The Seller, PTInvest and Pansource are (among others) parties to a Shareholders’ Agreement dated 18 April 2000 (the “Shareholders’ Agreement”) which provides, inter alia, for corporate governance in the Company and for certain regulations on the transfer of Shares.

(F)	The Seller wishes to sell and the Purchaser wishes to purchase the Sale Shares for the consideration and upon the terms and subject to the conditions set out in this Agreement.

(G)	The Seller acknowledges that as a consequence of the transaction contemplated by this Agreement (in particular, as a result of the purchase of the PTInvest Shares by the Purchaser), the Shareholders’ Agreement will need to be terminated.

IT IS AGREED as follows:

1.	DEFINITIONS

1.1	In this Agreement:

“Agreement” means this share purchase agreement;

“Affiliate” means in relation to any party, any subsidiary or parent of that party in each case for the time being;

“Auxiliary Agreements” mean the access and maintenance agreements concluded between the Seller and the Company in relation with the Contribution Agreement, that is (i) the hand-over agreement dated 19 November 1999 related to hand-over procedure by which the Company took over the rights to the parts of the Seller’s optical network “contributed” by the Contribution Agreement, (ii) the agreement dated 19 November 1999 regarding the maintenance and fault repair of optical cable network, (iii) the agreement dated 19 November 1999 regarding the maintenance and fault repair of equipment, (iv) the general terms for the putting of telecom equipment to the Seller’s premises, dated 19 November 1999.

“Company” has the meaning given to it in Recital A;

“Completion” means completion of the sale and purchase of the Sale Shares in accordance with Clause 5;

“Completion Date” has the meaning given to it in Clause 5.1;

“Consideration” has the meaning given to it in Schedule 4;

“Contribution Agreement” means the contribution agreement signed between the Seller and the Company on 1 April 1998, under which the Seller provided to the Company - among others - exclusive “rights of way” and the “rights of use”;

“Declaration” has the meaning given to it in Clause 4.1.6;

“HTCC Loan Facility” means the Euro 130,000,000 Senior Secured Debt Facility Agreement dated 11 April 2000, as amended, entered into by Hungarotel as Borrower, Hungarian Telephone and Cable Corp. as Guarantor, Citibank, N.A. and Westdeutsche Landesbank Girozentrale as Arrangers with Citibank International Plc acting as Facility Agent and Citibank Rt. acting as Security Agent;

“Hungarian Competition Authority” means the Hungarian Competition Office (“Gazdasági Versenyhivatal” in Hungarian), the administrative body responsible for competition matters, located at 1054 Budapest, Alkotmány u. 5;

“Hungarotel” means Hungarotel Távközlési Rt. (seat: 1066 Budapest, Teréz krt. 46.; company registration number: Cg.01-10-043040), being controlled by the Purchaser;

“Loan Facilities” means the HTCC Loan Facility and the PanTel Loan Facility, or either of them;

“Necessary Conditions” has the meaning given to it in Clause 4.2;

“Novacom” means Novacom Távkölési Kft. (seat: 1134 Budapest, Váci út 35.; company registration number: Cg.01-09-665609), a 100% subsidiary of the Company;

“Pansource” has the meaning given to it in Recital C;

“PanTel Loan Facility” means the Euro 80,000,000 Multicurrency Facilities Agreement dated 26 February 2001 and amended on 30 November 2001, 11 March 2002 and 22 January 2003 entered into by the Company as Borrower, CIB Közép-Európai Nemzetközi Bank Részvénytársaság and Magyar Külkereskedelmi Bank Részvénytársaság as Mandated Arrangers with Magyar Külkereskedelmi Bank Részvénytársaság acting as Facility Agent and Security Agent and CIB Közép-Európai Nemzetközi Bank Részvénytársaság acting as Paying Agent;

“PTInvest” has the meaning given to it in Recital C;

“Purchaser’s Group” means HTCC and its Affiliates from time to time;

“Sale Shares” means the Seller’s ownership interest in 10.07% (being 3,020,000 ordinary registered shares) of the Shares;

“Shareholders’ Agreement” has the meaning given to it in Recital E;

“Shares” means the Company’s registered capital of HUF 14,010,000,000 divided into 30,000,000 ordinary shares of HUF 467 nominal value, each all of which have been issued fully paid;

“Subsidiaries” are the present and future subsidiaries of the Company listed in Schedule 2 and Subsidiary means any one of them;

“Warranties” means the warranties contained in Clause 6.1 and Schedule 1 and any other warranties made by the Seller and “Warranty” means any of them; and

“Warranty Claim” has the meaning given to it in Clause 8.1.3.

1.2	Where any statement is qualified by the expression “best knowledge and belief of the Seller” or any similar expression, that statement shall only be deemed to be made on the basis of the actual knowledge of the Seller, the Seller having made all reasonable enquiries.

1.3	Words denoting persons shall include bodies corporate and unincorporated associations of persons.

1.4	The headings in this Agreement do not affect its interpretation.

2.	SALE AND PURCHASE OF THE SALE SHARES

The Seller shall sell and the Purchaser shall purchase the Sale Shares, together with all rights attaching to them, free from all charges, liens and other encumbrances, save for any restrictions which may apply to them at that time under the terms of the PanTel Loan Facility.

3.	CONSIDERATION

The consideration for the sale and purchase of the Sale Shares shall be the sum determined under Schedule 4 and shall be payable on Completion in accordance with the terms of Clause 5 below.

4.	CONDITIONS PRECEDENT

4.1	The sale and purchase of the Sale Shares is conditional on:

4.1.1	the completion of sale and purchase agreement in relation to the purchase by the Purchaser of the PTInvest Shares;

4.1.2	the Seller delivering to the Purchaser its consent for the termination of the Shareholders’ Agreement with effect of Completion and a declaration that it has no claims arising therefrom (for the avoidance of doubt, the Seller is not obliged to obtain the consent of Pansource and PTInvest as well for the termination of the Shareholders’ Agreement);

4.1.3	the Hungarian Competition Authority approving the transaction contemplated by this Agreement and by the sale and purchase agreements with Pansource and PTInvest for the purposes of Act LVII of 1996 on the Prohibition of Unfair Market Practices and Restrictions on Competition;

4.1.4	the facility agent or such other designated person giving its written consent to the transaction contemplated by this Agreement and by the sales and purchase agreements with Pansource and PTInvest, in accordance with the terms of each of the PanTel and HTCC Loan Facilities;

4.1.5	such amendments being made to any Finance Documents (as defined in the relevant Loan Facility) as may be reasonably required by the facility agent or such other designated person prior to completion of and in connection with the contemplated transaction;

4.1.6	the Seller signing a declaration in the form attached to this Agreement as Schedule 3 - which shall be acknowledged by the Ministry of Economics and Transport - with respect to (i) the validity and existence of the exclusive “rights of way” and the “rights of use” provided by the Seller to the Company under the Contribution Agreement and the associated rights under the Auxiliary Agreements and any other agreement related to the Contribution Agreement and (ii) the assignability of such rights (“Declaration”);

4.1.7	each of the Warranties given by the Seller being true, fulfilled, complete and accurate at Completion and the Seller certifying the same in writing.

4.2	The conditions referred under the above Clauses 4.1.1 - 4.1.7 inclusive shall together be referred as the “Necessary Conditions”, which correspond to the conditions precedent of the sale and purchase agreements with Pansource and PTInvest and which shall come into force upon Completion.

4.3	The parties shall co-operate with each other for the purpose of satisfying the Necessary Conditions and neither party shall take any action, which prejudices or is likely to prejudice the satisfaction of the Necessary Conditions. Both parties shall use reasonable endeavours to procure that the Necessary Conditions are fulfilled by 4 November 2004 or by such other date as agreed between the parties.

5.	COMPLETION AND PAYMENT OF CONSIDERATION

5.1	Completion shall take place at the offices of Köves Clifford Chance within 15 Business Days of the fulfilment of the last of the Necessary Conditions, on such date (the “Completion Date”) as shall be mutually agreed between the parties.

5.2	At Completion:

5.2.1	the Seller shall deliver or cause to be delivered to the Purchaser:

(a)	a declaration duly signed on behalf of the Seller that the share certificates in respect of all the Sale Shares - which are kept in bank-deposit in accordance with the PanTel Loan Facility - have been provided with a blank endorsement;

(b)	a declaration duly signed on behalf of the Seller and with the acknowledgement of receipt by the bank - where the Sale Shares kept in bank-deposit in accordance with the PanTel Loan Facility -, stating that the Purchaser will acquire the Sale Shares with effect of the payment of the Consideration;

(c)	a written notice in the form required by Act CXLIV of 1997 on Business Associations to the Board of Directors of the Company in respect of the sale of the Sale Shares to the Purchaser;

(d)	declarations duly signed by the members of the Company’s Board of Directors and Supervisory Board nominated by the Seller stating that (i) they resign from their respective positions in the Company with effect of the date of such declaration and (ii) they have no claims (with the exception of maximum one month remuneration due from the Company as a result of fulfilling such position) against the Company or the Purchaser whether for loss of office or otherwise;

(e)	a declaration duly signed on behalf of the Seller, stating that it consents to the appointment of the individuals that the Purchaser nominates as the new members of the Company’s Board of Directors and Supervisory Board;

(f)	the Declaration duly executed in accordance with Clause 4.1.6; and

(g)	a company registration extract of the Seller duly issued by the relevant company registry of the Seller’s jurisdiction not more than 30 days prior to the Completion Date.

5.2.2	the Purchaser shall

(a)	instruct its bankers to pay the Consideration by bank-transfer to the Seller’s bank account, the details of which shall be notified by the Seller to the Purchaser latest 15 Business Days prior the Completion Date; and

(b)	provide - as an evidence of payment - a faxed copy of the bank’s confirmation on the transfer of the Consideration to the bank account referred in Clause 5.2.2(a) above.

5.3	Immediately following the first general meeting of the Company after Completion, the Purchaser shall deliver letters to the Seller from the Company and the Purchaser acknowledging that the Company and the Purchaser shall have no claims against the people referred to in Clause 5.2.1(d) above or any former board member or officer appointed by the Seller and waiving their right to bring any actions with respect to any claim (including derivative actions on behalf of the Company) against such board members or officers for any breach of their duties to the Company as board members or officers; provided that the Purchaser’s/Company’s acknowledgement and waiver under this Clause 5.3 shall not prevent the Company or the Purchaser from making any claim in respect of wilful misconduct, gross negligence or fraud. The foregoing shall not limit the right of the Purchaser to pursue available remedies against the Seller for breach of any Warranty contained in this Agreement.

5.4	Should the Completion fail to take place or should it turn to be unsuccessful within the period referred under Clause 4.3, the Parties shall mutually set a new date for Completion within a period of 15 days from the expiry of the period referred under Clause 4.3. Should such extended Completion repeatedly fail to take place or should it turn to be unsuccessful, this Agreement shall terminate in accordance with Clause 14.1.

6.	WARRANTIES

6.1	The Seller warrants to the Purchaser that each of the statements set out in Schedule 1 is accurate in all material respects at the date of this Agreement.

6.2	The Purchaser warrants to the Seller that the following statements are accurate as at the date of this Agreement:

6.2.1	the Purchaser:

(a)	is a corporation validly existing under the laws of the state of its incorporation with the requisite power and authority to enter into and to perform this Agreement; and

(b)	has taken all necessary corporate actions to authorise the execution and performance of its obligations under this Agreement;

6.2.2	this Agreement constitutes valid and binding obligations of the Purchaser;

6.2.3	compliance with the terms of this Agreement will not constitute a default or a breach under any provision of:

(a)	the Purchaser’s memorandum or articles of association or other constitutional documents; or

(b)	any order, judgment, decree or regulation or any other restriction of any kind by which the Purchaser is bound; or

(c)	any agreement or contract to which the Purchaser is a party or by which it is bound; and

6.2.4	other than as contemplated by this Agreement, no announcements, consultations, notices, reports or filings are required to be made by the Purchaser in connection with the transactions contemplated by this Agreement nor are any consents, approvals, registrations, authorisations or permits required to be obtained by the Purchaser in connection with the execution and performance of this Agreement the failure to make or obtain any of which would:

(a)	prevent or delay Completion; or

(b)	subject the Seller to any liability.

7.	UPDATING TO COMPLETION

7.1	The Purchaser declares that under the sale and purchase agreement it concluded with Pansource, the transfer of the Company’s any rights and assets to Novacom shall not be completed until the Completion.

7.2	The Seller warrants and undertakes to the Purchaser that the Warranties will be true, fulfilled, complete and accurate in all respects and not misleading, unfulfilled or incomplete in any respect at Completion as if they had been given again at Completion.

7.3	The Seller further warrants and undertakes to the Purchaser that if, after the signing of this Agreement and before Completion, any event shall occur or matter shall arise which results or may result in any of the Warranties being unfulfilled, untrue, incomplete, misleading, or incorrect in any respect at Completion:

7.3.1	The Seller shall immediately notify the Purchaser in writing fully thereof prior to Completion; and

7.3.2	The Seller (at its own cost) shall make any investigation concerning the event or matter and shall take such steps to rectify or ameliorate the effects of the event or matter that, in each case, the Purchaser may reasonably require.

7.4	The Seller further agrees to indemnify the Purchaser on demand and on terms satisfactory to the Purchaser for all losses suffered by the Purchaser or any member of the Purchaser’s Group relating to the period commencing on the signing of this Agreement and ending on Completion in consequence of any fact, event, matter, set of circumstances or developments in any event, fact, matter or set of circumstances:

7.4.1	occurring, arising or being discovered within such period; and

7.4.2	which results or may result in any of the Warranties being unfulfilled, untrue, misleading, incomplete or incorrect in any respect at Completion.

7.5	The Seller undertakes

7.5.1	to notify the Purchaser and the Company within 30 days from signing this Agreement of the amount and the legal title of its claims towards the Company - under the Contribution Agreement and the Auxiliary Agreements (or any other existing agreement between the Seller and the Company) - as at that date (the absence of notification within the 30 days deadline shall be considered as a declaration by the Seller on the lack of claims);

7.5.2	in case of any claim, to procure that the Company issues a declaration within 15 days from the receipt of the notification on the acknowledged and/or disputed nature of the claims (the absence of declaration from the Company within the 15 days deadline shall be considered as a declaration on the disputed nature of all the claims);

7.5.3	in case the total amount of disputed claims exceeds EUR 250,000, for the Purchaser’s request, to start negotiations with the Purchaser on the decrease of the amount of Consideration (however, the amount of such decrease shall not be higher than the amount of the disputed claim).

8.	LIMITATIONS ON WARRANTY CLAIMS

8.1	The Purchaser acknowledges and agrees with the Seller that:

8.1.1	the Warranties are the only representations, warranties or other assurances of any kind given by or on behalf of the Seller and on which the Purchaser may rely in entering into and performing this Agreement;

8.1.2	no other statement, promise or forecast made by or on behalf of the Seller may be relied on or form the basis of, or be pleaded in connection with, any claim by the Purchaser under or in connection with this Agreement; and

8.1.3	any claim by the Purchaser or any person deriving title from it in connection with the Warranties (a “Warranty Claim”) shall be subject to the following provisions of this Clause.

8.2	The liability of the Seller under or in respect of this Agreement shall be limited as follows:

8.2.1	any breach of the Warranties in respect of which the amount of the damages to which the Purchaser would otherwise be entitled is less than Euro 25,000 will be disregarded for all purposes;

8.2.2	the Purchaser shall not be entitled to recover any damages unless the amount of damages in respect of such breach or breaches (damages in respect of each breach individually exceeding the amount stipulated in Clause 8.2.1 above), exceeds in aggregate the sum of Euro 250,000; and

8.2.3	the maximum aggregate liability of the Seller in respect of this Agreement shall not exceed the amount of the Consideration, with the exception of the matters set out in Paragraph 4 of Schedule 1 and in the Declaration under Schedule 3, in respect of which matters the Seller’s liabilities are regulated in accordance with the respective agreements (or in the absence of such regulation, in accordance with the provisions of the applicable law).

8.3	If the Warranty Claim in question is as a result of or in connection with a liability or alleged liability to a third party:

8.3.1	the Purchaser shall procure the Company or the Subsidiaries, as the case may be, to take such action to avoid, dispute, resist, appeal, compromise or contest the liability as may be requested by the Seller which shall be entitled to have the conduct of any appeal, dispute, compromise or defence of the dispute and of any incidental negotiations but at the Seller’s expense; and

8.3.2	the Purchaser shall procure the Company or the Subsidiaries, as the case may be, to make available to the Seller such persons and all such information as the Seller may reasonably require for avoiding, disputing, resisting, appealing, compromising or contesting any such liability.

8.4	The Seller shall cease to have any liability under or in respect of the Warranties on the date which is two (2) years after Completion, except in respect of:

8.4.1	a Warranty Claim in respect of the matters set out in Paragraph 4 of Schedule 1 and in the Declaration under Schedule 3, in which case the Seller shall cease to have any liability only after 31 March 2048; or

8.4.2	a Warranty Claim under any other Paragraph of Schedule 1 of which the Purchaser gives written notice to the Seller before the expiry of the two (2) year period.

8.5	If the Seller makes any payment by way of damages for breach of the Warranties (the “Damages Payment”) and the Company, the Subsidiaries or any member of the Purchaser’s Group receives any benefit otherwise than from the Seller which would not have been received but for the circumstance giving rise to the claim in respect of which the Damages Payment was made the Purchaser shall, once it or the Company or the Subsidiaries or the member of the Purchaser’s Group has received such benefit, immediately repay to the Seller an amount equal to the lesser of the amount of such benefit and the Damages Payment.

8.6	Where the Seller has made a payment to the Purchaser in respect of, or relating to, any claim under the Warranties and the Company, the Subsidiaries or the Purchaser have a right of reimbursement against any other person in respect of or relating to that claim the Purchaser shall notify the Seller immediately of that fact and shall (if indemnified to its reasonable satisfaction against the costs and expenses of taking such action) take all steps or proceedings to enforce such right.

8.7	If any amount in respect of any breach of the Warranties is paid by the Seller to the Purchaser and any subsequent event or circumstances happens or arises by virtue of which the loss attributable to such breach is reduced or removed altogether, then the Purchaser shall forthwith repay to the Seller that amount or the appropriate proportion thereof less the Purchaser’s reasonable costs and expenses (if any) incurred in recovering any relevant amount.

8.8	The parties acknowledge and agree that the Consideration has been calculated to take account of limitations on the Seller’s liability agreed by the parties in this Agreement.

9.	GUARANTEES

9.1	The Purchaser undertakes with the Seller - provided that the Seller consents to it in accordance with the Declaration under Schedule 3 and provided that the warranty under Paragraph 4 of Schedule 1 is fulfilled - to procure that the Company transfers the Contribution Agreement and Auxiliary Agreements and any other related agreement between the Seller and the Company to Novacom or to Hungarotel.

9.2	The Purchaser undertakes with the Seller to procure the release at Completion (or as soon thereafter as is practicable) of the Seller from all guarantees, indemnities, bonds, letters of comfort, undertakings, licences and other arrangements to which it is a party in respect of the Company or the Subsidiaries or their business or properties occupied by them and to indemnify and to keep indemnified on a continuing basis the Seller from all claims, liabilities, costs and expenses (including without limitation, legal and other professional advisers’ fees) arising in respect or by reason thereof.

9.3	Without limiting the generality of Clause 9.2 above, the Purchaser agrees, in discharging its obligations under that Clause, to:

9.3.1	offer any guarantees, indemnities or other undertakings (as the case may be) in place of the guarantees and indemnities and other arrangements referred to in Clause 9.2 above; or

9.3.2	offer to discharge the liabilities in relation to which a guarantee or indemnity or other arrangements referred to in Clause 9.2 above was given.

9.4	The obligations under Clauses 9.1, 9.2 and 9.3 above will continue after Completion until all such releases are obtained.

10.	WHOLE AGREEMENT

This Agreement and the documents referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this Agreement and supersede all previous agreements between the parties relating to those transactions.

11.	ANNOUNCEMENTS AND CONFIDENTIALITY

11.1	No announcement concerning this sale and purchase or any ancillary matter will be made before, on or after Completion by the Seller, the Purchaser or any member of the Purchaser’s Group without prior consultation with and (unless the announcement is required by law or any relevant regulatory authority) without the prior written approval of the parties (such approval not to be unreasonably withheld or delayed).

11.2	The Purchaser shall, and shall procure that it and each member of its Group shall, keep confidential all information provided to it by or on behalf of the Seller or otherwise obtained by or in connection with this Agreement which relates to the Seller.

11.3	If after Completion or termination or rescission of this Agreement in accordance with its terms the Purchaser or a member of its Group holds confidential information relating to the Seller, then it shall keep that information confidential and, where reasonably practicable, shall return that information to the Seller or destroy it, in each case without retaining copies.

11.4	The Seller shall keep confidential all information provided to it by or on behalf of the Purchaser or otherwise obtained by or in connection with this Agreement which relates to the Purchaser’s Group.

11.5	If after Completion or termination or rescission of this Agreement in accordance with its terms the Seller holds confidential information relating to the Purchaser, then it shall keep that information confidential and, where reasonably practicable, shall return that information to the Purchaser or destroy it, in each case without retaining copies.

11.6	Clauses 11.2 - 11.5 inclusive above shall not prevent disclosure of confidential information:

11.6.1	to the extent required by law or regulation but in those circumstances the relevant party shall give the other party prompt written notice where practicable and lawful to do so before the disclosure occurs so that the other party can pursue any opportunity to resist disclosure though appropriate legal means;

11.6.2	to the extent required by any securities exchange or regulatory or governmental body to which either party is subject;

11.6.3	to the extent that the information is in or comes into the public domain other than as a result of a breach of any undertaking or duty of confidentiality by any person; or

11.6.4	to professional advisers, to the extent required for the purpose of the businesses of the Company and the Subsidiaries and subject to equivalent undertakings of confidentiality.

12.	NOTICES

12.1	Any notice or other document to be served under this Agreement must be in the English language and may be delivered or sent by recorded express post or by facsimile to the party to be served at its address appearing in this Agreement or at such other address as it may have notified to the other party in writing in accordance with this clause.

12.2	Any notice or document shall be deemed to have been served:

12.2.1	if delivered, at the time of delivery; or

12.2.2	if posted for express delivery, at 10.00 a.m. on the third business day after it was put into the post; or

12.2.3	if sent by facsimile, at the expiration of two hours after the time of dispatch, if dispatched before 3.00 p.m. on any business day, and in any other case at 10.00 a.m. on the business day following the date of dispatch.

12.3	In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted for express recorded delivery or that the facsimile message was properly addressed and despatched and the correct answer-back or identity code is received as the case may be.

12.4	The addresses of the parties for the purpose of this clause are as follows:

• The Seller

Magyar Államvasutak Részvénytársaság
Andrássy út 73-75
1062 Budapest
Hungary

For the attention of:	Mr Zoltán Mándoki - CEO / Mr István Tömpe - Deputy CEO
Facsimile:	+36 1 342 85 35 / +36 1 342 49 37

• The Purchaser

Hungarian Telephone and Cable Corp.
c/o Hungarotel Rt.
Teréz krt. 46.
H-1066 Budapest
Hungary

For the attention of:	Mr Ole Bertram - CEO
Facsimile:	+36 1 474 03 51

13.	GENERAL

13.1	Each of the obligations and undertakings set out in this Agreement which is not fully performed at Completion will continue in force after Completion.

13.2	The Purchaser shall be entitled to assign or transfer its rights or obligations - as a whole - under this Agreement to any Affiliate without the prior written consent of the Seller, subject only to it serving a notice on the Seller of its intention to so assign or transfer, provided that the assignee (i) is a Hungarian registered company, which is not under liquidation/winding up procedure and (ii) has own capital in the amount minimum as disclosed in the accounts of Hungarotel for 31 December 2003. The Seller shall not be entitled to assign or transfer its rights or obligations under this Agreement or any of them without the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed.

13.3	Each party shall pay the costs and expenses incurred by it in connection with the entering into and completion of this Agreement.

13.4	This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

13.5	The Purchaser will bear all stamp duty and registration fees payable or assessed in relation to the transfer of the Sale Shares.

13.6	This Agreement was drafted in English and Hungarian. In case of any discrepancy between the interpretation of the two versions, the English language version shall be governing (with the exception of the Declaration under Schedule 3, which shall only be signed in Hungarian and the Hungarian version shall be governing in case of discrepancy).

14.	TERMINATION

14.1	This Agreement shall terminate if any of the Necessary Conditions are not fulfilled by the end of the period determined in Clauses 4.3 and 5.4 or with the mutual and express written consent of the parties.

14.2	On termination of this Agreement, the rights and liabilities of the parties which have accrued beforehand shall continue to subsist and the provisions in the Definitions Clause, Clause 11 (Announcements and Confidentiality), Clause 12 (Notices), Clause 13.3 (Costs) and Clause 15 (Governing Law and Arbitration) shall survive.

15.	GOVERNING LAW AND ARBITRATION

15.1	This Agreement is governed by, and shall be construed in accordance with, the laws of Hungary.

15.2	Any dispute which arises or occurs in relation to any thing or matter arising out of or in connection with this Agreement which is not resolved within 30 days of notice of a dispute being given by a party shall, at the request of either party, be referred to arbitration under the rules of the Permanent Arbitration Court attached to the Hungarian Chamber of Trade and

Industry, Budapest. The place of the arbitration shall be Budapest, Hungary and the language of the arbitration shall be English. Arbitration shall be before a panel of three arbitrators. Each party to the dispute shall be entitled to choose one arbitrator. The arbitrators so chosen by the parties shall then choose one more arbitrator. The decision and award of the arbitral tribunal shall be final, non-appealable and binding on the parties, their successors and assignees.

AS WITNESS this Agreement has been signed by and on behalf of the parties the day and year first before written.

Magyar Államvasutak Részvénytársaság	Hungarian Telephone and Cable Corp.
Print Name: Mándoki Zoltán - CEO	Print Name: Kaj Ole Bertram - CEO

SCHEDULE 1

SELLER’S WARRANTIES

1) Due Incorporation and Capacity

The Seller is a corporation validly existing under the laws of Hungary. The Seller has the requisite power and authority to enter into and perform, and has taken all necessary corporate actions to authorise the execution and performance of, its obligations under this Agreement.

2) Valid Obligations

This Agreement constitutes valid and binding obligations of the Seller.

3) Shares

The Sale Shares have been properly and validly allotted and issued and are each fully paid.

The Seller has no interest in the Company or any of the Subsidiaries other than the Sales Shares.

Save for the security granted to the lenders pursuant to the PanTel Loan Facility, there is no option, right to acquire, right of pre-emption, right to call for an issue, conversion or allotment, mortgage, charge, pledge, lien or other form of security or encumbrance on, over or affecting any of the Sale Shares and there is no agreement or commitment to give or create any of the foregoing.

The Seller is entitled to transfer the full legal ownership in the Sale Shares to the Purchaser on the terms set out in this Agreement.

4) Contribution Agreement and the Auxiliary Agreements

The rights under the Contribution Agreement and the Auxiliary Agreements are valid and existing in accordance with the Declaration under Schedule 3.

The Seller has no claims - with the exception of the claims determined in accordance with Clause 7.5 of the Agreement - under the Contribution Agreement and the Auxiliary Agreements (or any other existing agreement between the Seller and the Company) towards the Company or any other party, and it is not in breach of those agreements either.

SCHEDULE 2

PARTICULARS OF THE SUBSIDIARIES

This schedule is not being filed. The Registrant shall furnish supplementally a copy of any omitted schedule to the Commission upon request.

SCHEDULE 3

DECLARATION

This schedule is not being filed. The Registrant shall furnish supplementally a copy of any omitted schedule to the Commission upon request.

SCHEDULE 4

CONSIDERATION

The total consideration for the sale and purchase of the Sale Shares shall be the sum of

EUR 4.500.000,- (that is four million five hundred thousand Euros)

(the “Consideration”)